

The Black Hammer Brewing Small Business Bond™

"Try something different." After visiting countless breweries with cookie-cutter industrial aesthetics who were producing mediocre ales in the early 2010's, Jim and Kevin decided to try something different. Black Hammer Brewing was born not only focusing on crafting unparalleled lagers with scientific precision and engineering rigor, but also boasting a taproom that feels as warm and welcoming as the coziest living room. Black Hammer Brewing rapidly became one of the top-rated breweries in San Francisco, and has remained so despite robust competition.

Black Hammer must expand its lager production capacity, efficiency and capabilities, while adding much needed capacity to our tasting room. This offering is our response to the overwhelming customer support calling for an expansion of the brand's reach, while continuing to deliver our much-loved and inspired beer at new and innovative locations.

Bond Offering

Raising

$100,000

Yield Range

7.00–9.00%

Repayment Period

60 months

SMB X

About Black Hammer Brewing

Founder's Story

Before co-founding Black Hammer Brewing in 2014 with Kevin, Jim was an award winning homebrewer and an experienced and licensed mechanical, nuclear, and chemical engineer. Jim's last non-beer-related professional project was the development and support of two thermo-chemical test facilities overseas, and he designed a post-accident coolant chemical test program for the US Reactor fleet. Jim has been the brewery's CEO and brewmaster since inception, and Jim leads brewing, artistic vision, personnel, technology and expansion operations.

Kevin earned an MBA from the Wharton School at the University of Pennsylvania and is currently the America's Chief Risk Officer at the world's largest interdealer broker. All of BHB's finance, accounting and cash flow management is overseen internally by our thirteen year Wall Street veteran. Kevin has leveraged his financial acumen to help grow Black Hammer Brewing into one of the fastest growing breweries in Northern California. By keeping operational and financial management in house, BHB maintains efficiency without the need to outsource such expensive third party components of the business.

Roadmap

2020 marks a truly transformational time in the Black Hammer Brewing (BHB) journey. The leadership team determined that future opportunities to grow would likely be hamstrung by the production unit of the firm reaching capacity, so we charted out to either organically expand the operation or look to move into a larger facility elsewhere. After the COVID-19 crisis emerged, we quickly shifted gears into "preservation mode", first by securing our staff's safety and well being, then by ensuring that the business could sustain the impact to all small businesses across the world.

By securing financing now, BHB will be poised to exit this horrific health crisis with a running start and be fully prepared to kickstart our growth. The investment strategy will include the aforementioned expansion of capacity, either within our current space or elsewhere. Once completed, additional funds will be used to create additional retail capacity at both locations including an outdoor venue on Market. Finally, with website traffic at an all time high for various reasons, a reboot of our web presence with a finely tuned end-to-end user experience and useful data aggregation can offer our incredible customers a seamless experience, and give us topical insights on how to further optimize user experience.

Metrics

Black Hammer Brewing has seen steady year-over-year sales revenues with the last year hitting roughly $2M in revenues in 2019.

Gross margins were 78% in fiscal year 2019 combined

Revenue

2019	$1,965,893
2018	$1,062,635

Recognition

2018: California State Fair

• Nectar of Life Kolsch - Bronze Medal

2016: San Diego International Beer Competition

• Jaded Raver won Silver in the English Bitter Category

2016: Denver International Beer Competition:

• War Horse: Bronze in the International IPA Category

• Playa Pilsen: Bronze in the Light American Lager Category

• Sparkle Pony won Gold in the Belgian Blonde Ale category

Yelp	4.5 Stars
Google	4.5 Stars
Instagram	11k Followers

Willkommen
2198 Market St
San Francisco, CA 94114

Black Hammer Brewing
544 Bryant St
San Francisco, CA, 94110

blackhammerbrewing.com